SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549



                            FORM 11-K



             Annual Report Pursuant to Section 15(d)
             of the Securities Exchange Act of 1934


        As of December 31, 2001 and December 31, 2000 and for the year ended December 31, 2001

                  Commission file number 1-1373



        A. Full title of the plan and the address of the plan if different from that of the issuer named below:

                  MODINE 401(K) RETIREMENT PLAN
                   FOR HOURLY UNION EMPLOYEES


        B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                  MODINE MANUFACTURING COMPANY
        1500 DeKoven Avenue, Racine, Wisconsin 53403-2552

                  MODINE 401(K) RETIREMENT PLAN
                   FOR HOURLY UNION EMPLOYEES

    INDEX TO FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULE, AND
                            EXHIBITS
                        ----------------


                                                               Pages
                                                               -----
Report of Independent Accountants                                 3

FINANCIAL STATEMENTS:

   Statement of net assets available for benefits
   as of December 31, 2001 and December 31, 2000                  4

   Statement of changes in net assets available for
   benefits for the year ended December 31, 2001                  5

   Notes to financial statements                               6-14

SUPPLEMENTAL SCHEDULE:

   Schedule H, Line 4j - Schedule of reportable
   transactions for the year ended December 31, 2001             16

Exhibits to Annual Report on Form 11-K                           17

Signatures                                                       18

Consent of Independent Accountants                               19



NOTE:   Supplemental schedules required by the Employee Retirement
----
        Income Security Act of 1974 that have not been included herein are not applicable.

                Report of Independent Accountants



To the Participants and Administrator of the Modine 401(K) Retirement Plan for Hourly Union Employees

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Modine 401(K) Retirement Plan for Hourly Union Employees (the "Plan") at December 31, 2001 and December 31, 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Reportable Transactions for the year ended December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



s/PricewaterhouseCoopers LLP


June 7, 2002

                  MODINE 401(K) RETIREMENT PLAN
                   FOR HOURLY UNION EMPLOYEES

         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFTIS

             December 31, 2001 and December 31, 2000






ASSETS                                     2001               2000
------                                     ----               ----

Investments                             $      --         $ 5,205,115

Participant loans                              --              64,414
                                        ---------         -----------

     Total investments                         --           5,269,529

Receivables:

 Employer contributions                        --              41,889
 Participant contributions                     --              61,421
 Accrued dividends                             --                 403
                                        ---------         -----------

     Total receivables                         --             103,713

Net assets available for benefits       $      --         $ 5,373,242


The accompanying notes are an integral part of the financial statements.

                  MODINE 401(K) RETIREMENT PLAN
                   FOR HOURLY UNION EMPLOYEES

    STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

              for the year ended December 31, 2001



Additions:                                                   2001
                                                             ----
  Investment income:
    Net appreciation in fair value of investments        $    68,955
    Interest                                                   6,416
    Dividends                                                 21,534
                                                         -----------
         Total investment income                              96,905
                                                         -----------

  Contributions:
    Participant                                            1,419,508
    Employer                                                 478,464
    Rollover contributions                                    51,093
                                                         -----------
         Total contributions                               1,949,065
                                                         -----------
           Total additions                                 2,045,970
                                                         -----------

Deductions:
  Distributions to participants                              392,087
  Administrative costs                                         2,350
  Transfers                                                   56,910
                                                         -----------
           Total deductions                                  451,347
                                                         -----------
  Transfer out due to Plan merger (Note 13)               (6,967,865)
                                                         -----------
  Net decrease in net assets available for benefits       (5,373,242)

Net assets available for benefits:
  Beginning of year                                        5,373,242
                                                         -----------
  End of year                                            $        --
                                                         ===========



The accompanying notes are an integral part of the financial statements.

                  MODINE 401(K) RETIREMENT PLAN
                   FOR HOURLY UNION EMPLOYEES

                  NOTES TO FINANCIAL STATEMENTS


1. Description of Plan
   -------------------

   The following description of the Modine 401(k) Retirement Plan for Hourly Union Employees ("the Plan") provides only general information on the Plan. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

   A. General
      -------

      The Plan is a 401(k) profit sharing plan covering all eligible hourly union employees of Modine Manufacturing Company, ("the Company"), who have one hour of service. Eligible employees who elect to participate are referred to as ("Participants"). The Plan was established on January 1, 1999 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

   B. Contributions
      -------------

      Plan Participants enter into a wage reduction agreement wherein the employee elects a reduction in compensation, which the Company contributes to the Plan. Participants direct investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven investment alternatives. Participants may contribute up to 15% of their compensation including overtime, but before bonuses, commissions or taxable fringe benefits. Participants may transfer into the Plan certain assets previously held under another tax-qualified plan.

      The Company currently makes matching contributions equal to 50% of employee contributions up to 6% of total compensation. The Company has the discretion to make an additional contribution and match all or any portion of the Participant's contribution. The matching and discretionary, if any, Company contribution is invested directly in the Modine Company Stock Fund.

      Participant and Company contributions are subject to certain statutory limitations.

   C. Participant Accounts
      --------------------

      Each Participant account is credited with the Participant's contributions and allocations of the Company's matching contribution, the Company's discretionary contribution, and Plan earnings. Allocations of contributions and investment

   -------------------

   C. Participant Accounts, continued
      --------------------

      earnings are based on the Participant contributions or account balances, as provided by the Plan. The net appreciation (depreciation) in fair value of investments is also allocated (charged) to the individual Participant accounts based on each Participant's share of fund investments. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

   D. Vesting
      -------

      Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Participants with an Employment Commencement Date prior to January 1, 2001 are 100% vested in the Company's contributions. Participants with an Employment Commencement Date subsequent to December 31, 2000 will vest in the Company's contributions after three years of service. A year of service is defined as 1,000 or more hours of service.

   E. Investment Options
      ------------------

      The investment funds listed below have been established for the investment of Plan assets. Participants are allowed to invest their contributions in 1% increments in eleven different funds. With the exception of the Modine Company Stock Fund and the Marshall Money Market Fund, each of the funds is a mutual fund. A mutual fund consists of a variety of investments selected by a professional manager to meet specific objectives of return and risk.

        Investment Fund                Primary Investments
      -----------------------------------------------------------------------

        Marshall Money Market Fund     Short-term, higher-quality
                                       securities, including U.S.
                                       Government Securities,
                                       commercial paper, certificates
                                       of deposit and bankers'
                                       acceptances.

        M&I Diversified Income Fund    Primarily investment-grade
                                       domestic bond funds with a
                                       maximum of 30% of its assets
                                       invested in equity securities to
                                       achieve a total investment
                                       return through production of
                                       income and secondarily from
                                       capital appreciation.

   -------------------

   E. Investment Options, continued
      ------------------

        Investment Fund                Primary Investments
      -----------------------------------------------------------------------
        M&I Growth Balanced Fund       50 - 70% of its assets are invested
                                       in equity securities to achieve a
                                       total investment return from income
                                       and capital appreciation.

        M&I Diversified Stock Fund     90 - 100% of its assets are
                                       invested in equity securities to
                                       achieve a total investment return
                                       primarily from capital appreciation
                                       and secondarily from income.

        Vanguard Index Trust 500       Substantially the same percentages
        Portfolio Fund                 of common stocks as the Standard &
                                       Poor's 500 Composite Stock Price
                                       Index.

        Managers Special Equity        Securities of companies with small to
        Fund                           medium market capitalizations that
                                       have potential for superior growth
                                       of earnings.

        American Century 20th          Primarily invests in common stock of
        Century International          foreign companies that meet certain
        Growth Investment Fund         fundamental and technical standards
                                       and have potential for capital
                                       appreciation.

        Legg Mason Value Fund          Primarily invests in equities issued
                                       by companies that the advisor
                                       believes to be undervalued in
                                       relation to long-term earnings power
                                       or asset value.

        MFS Massachusetts              Primarily invests in common stock
        Investors Growth Stock         or convertibles issued by companies
        Fund                           exhibiting above-average prospects
                                       for long-term growth with up to 50%
                                       of assets in foreign securities.

        Strong Opportunity Fund        70% of the assets are invested in
                                       common stocks and other equity-type
                                       securities while the balance of the
                                       Fund's assets may be invested in
                                       nonconvertible corporate and
                                       government intermediate to long
                                       term debt securities.

        Modine Company Stock Fund      Modine Common Stock
      -----------------------------------------------------------------------

   -------------------

   E. Investment Options, continued
      ------------------

      All Participant contributions may be transferred or reinvested without restriction into any of the Plan's available investment funds. The Company's matching and discretionary contributions are invested in the Modine Company Stock Fund and must remain in that fund until age 59 1/2.

   F. Participant Loans
      -----------------

      Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their account balances, whichever is less. The maximum loan repayment term is five years, except for loans to purchase a primary residence. Loans bear interest at the Marshall & Ilsely Bank prime rate plus 1%. All principal and interest payments are credited to Participant account balances according to current investment directions in effect for new contributions at the time of each loan repayment.

   G. Distributions
      -------------

      If a Participant retires, dies, terminates employment, or incurs a permanent disability, distributions of their account will be made in a lump sum. The timing and form of distributions are subject to certain minimum balances and age restrictions as provided by the Plan.

   H. Withdrawals
      -----------

      The Plan provides for both hardship and non-hardship withdrawals. Contributions may only be withdrawn without penalty on or after age 59 1/2 or in the event of retirement, death, disability, or termination on or after age 55.
      Financial hardship includes certain medical expenses, purchase of a primary residence, tuition and related education fees, or to prevent eviction from, or foreclosure on the mortgage on, the primary residence.

   I. Forfeited Accounts
      ------------------

      At December 31, 2001 forfeited nonvested accounts totaled $0. Forfeited accounts are used to pay Plan expenses for the Plan Year in which the forfeitures are to be allocated. Any remaining forfeitures are allocated to reduce the Employer Matching Contributions.

   -------------------

   J. Administrative Expenses
      -----------------------

      Significant expenses of administering the Plan are borne by the Company.

   K. Trustee
      -------

      As of December 31, 2001 and 2000, the assets of the Plan were held under an Agreement of Trust by Marshall & Ilsely
      Trust Company, Milwaukee, Wisconsin.

   L. Anti-Discrimination Requirements
      --------------------------------

      The Plan is required to meet the anti-discrimination requirements for highly compensated employees as set forth in Section 401(k) and Section 401(m) of the Internal Revenue Code. For years in which the Plan does not meet these requirements, a refund of Participant contributions made by highly compensated employees and the related Company matching contributions must be made within two and one-half months after the close of the Plan year.

2. Summary of Significant Accounting Policies
   ------------------------------------------

   A. Basis of Accounting
      -------------------

      The financial statements of the Plan are prepared under the accrual method of accounting, in accordance with generally accepted accounting principles.

   B. Investment Valuation
      --------------------

      Investment in the Modine Company Stock Master Trust Fund ("Master Trust"), consisting primarily of Modine Common Stock, with a small amount in money market investments, is valued at this Plan's proportionate share of the aggregate net asset value of the Master Trust's assets. The net asset value per unit is calculated by dividing the fund's total market value by the outstanding number of Participant units. The units are updated daily based upon Participant activity. The number of units and market price of the Modine Company Stock Master Trust Fund held by the Plan is as follows:

                      December 31, 2001     December 31, 2000
                      -----------------     -----------------

        Units                    -                 113,568
        Market Price     $       -              $2,552,370

   ------------------------------------------

   B. Investment Valuation, continued
      --------------------

      Investments held in the other ten funds are stated at the market value of units held by the Plan as of the last trading day of the period, as reported by the managers of the Fund.

      Loans to Participants are valued at the balance of amounts due, plus accrued interest thereon, which approximates fair value.

   C. Security Transactions and Related Investment Income
      ---------------------------------------------------

      Security transactions are accounted for as of the trade date and dividend income is recorded as of the dividend record date. Interest income is recorded on the accrual basis. The cost of securities sold is determined on a moving average cost basis.

   D. Net Appreciation (Depreciation) in Fair Value of Investments
      ------------------------------------------------------------

      The Plan presents in the statement of changes in net assets available for benefits the net appreciation
      (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   E. Contributions
      -------------

      Both Participant and Company contributions are recorded and transferred to the trustee within two weeks of the date the Participant contributions are withheld from the Participant's compensation.

   F. Withdrawals and Distributions
      -----------------------------

      Withdrawals and distributions from the Plan are recorded at the fair value of the distributed investments, plus cash paid in lieu of fractional shares where applicable. Withdrawals and distributions are recorded when paid.

   G. Use of Estimates
      ----------------

      Financial statements prepared in conformity with generally accepted accounting principles require management to make estimates and assumptions that significantly affect amounts and disclosures reported therein. Actual results could differ from those estimates.

3. Investments
   -----------

   The following presents investments that represent 5 percent or more of the Plan's net assets:

                                       December 31, 2001   December 31, 2000
                                       -----------------   -----------------

      M&I Diversified Stock Fund,
        0 and 11,304 units,
        respectively                     $        --           $  307,072

      Vanguard Index Trust 500
        Portfolio Fund, 0 and 10,671
        units, respectively                       --            1,300,309

      Managers Special Equity Fund,
        0 and 4,262 units,
        respectively                              --              327,291

      American Century 20th Century
        International Growth
        Investment Fund, 0 and
        25,470 units, respectively                --              278,385

      Investment in Modine Company
        Stock Master Trust Fund,
        0 and 113,568 units,
        respectively                              --            2,552,370*

     * Participant and non-participant directed

   During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $68,955 as follows:

      Mutual Funds                       $(337,567)

      Master Trust Investment              406,522
                                         ---------
                                         $  68,955
                                         =========

4. Master Trust Information
   ------------------------

   The Plan's allocated share of the Master Trust's net assets at December 31, 2001 and 2000 is as follows:

                                         Plan's Share of Master
                                           Trust's Net Assets
                                         ----------------------
                                           2001           2000
                                           ----           ----
      Modine Company Stock Master
      Trust Fund                            0%           20.30%

   ------------------------

   The following assets are held in the Modine Company Stock
   Master Trust Fund at December 31, 2001 and December 31, 2000:

                                          2001           2000
                                          ----           ----
     Modine Common Stock              $17,466,984    $12,223,576
     Receivables, net                         920          2,425
     Cash and cash equivalents            494,272        354,426
                                      -----------    -----------
      Total                           $17,962,176    $12,508,427
                                      ===========    ===========

   Investment income for the Modine Company Stock Master Trust
   Fund for the year ended December 31, 2001 is as follows:

     Net appreciation in fair
       value of Modine Common Stock                  $1,345,633
     Interest                                            19,836
     Dividends                                          667,442
                                                     ----------
      Total                                          $2,032,911
                                                     ==========

5. Nonparticipant -Directed Investments
   ------------------------------------

   The Modine Company Stock Master Trust Fund includes certain nonparticipant-directed amounts. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                December 31, 2201     December 31, 2000
                                -----------------     -----------------
     Net Assets:

         Common Stock             $        --             $1,935,517


                                             Year Ended
                                          December 31, 2001
                                          -----------------
     Changes in Net Assets:

         Contributions                        $ 478,464

         Net appreciation                       291,389

         Benefits paid to Participants        (130,474)
                                             ---------
                                             $ 639,379
                                             =========

6. Plan Termination
   ----------------

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. Number of Participants
   ----------------------

   Prior to the Plan merger, discussed in Note 13, there were 835 Participants in the Plan as of December 31, 2001. The number of Participants investing in each of the Plan's funds as of that date is as follows. Participants may be included in more than one fund, as applicable.

     Marshall Money Market Fund                    105
     M&I Diversified Income Fund                   110
     M&I Growth Balanced Fund                      208
     M&I Diversified Stock Fund                    252
     Vanguard Index Trust 500 Portfolio Fund       611
     Managers Special Equity Fund                  260
     American Century 20th Century
       International Growth Investment Fund        226
     Legg Mason Value Fund                          21
     MFS Massachusetts Investors Growth Fund         4
     Strong Opportunity Fund                        21
     Modine Company Stock Fund                     834

8. Units and Unit Values
   ---------------------

   The following funds are accounted for on a unitized, daily-valued fund basis. The number of units, which are calculated daily by the trustee, and unit values of net assets as of December 31, 2001 were:

                                                 Units    Unit Value
                                                 -----    ----------
   Marshall Money Market Fund                       --    $      --
   M&I Diversified Income Fund                      --           --
   M&I Growth Balanced Fund                         --           --
   M&I Diversified Stock Fund                       --           --
   Vanguard Index Trust 500 Portfolio Fund          --           --
   Managers Special Equity Fund                     --           --
   American Century 20th Century
     International Growth Investment Fund           --           --
   Legg Mason Value Fund                            --           --
   MFS Massachusetts Investors Growth Fund          --           --
   Strong Opportunity Fund                          --           --
   Modine Company Stock Fund                        --           --

9. Tax Status
   ----------

   The Plan is intended to be a qualified profit sharing plan under Section 401(a) and 401(k) of the Internal Revenue Code

   ----------

   ("the Code"), and as such is not subject to Federal income taxes. A request will be initiated with the IRS for a tax determination letter for the Plan. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

10.Risks and Uncertainties
   -----------------------

   The Plan provides for various investment options in any combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect Participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

11.Related Party Transactions
   --------------------------

   At December 31, 2000, the Plan held shares of mutual funds managed by Marshall & Ilsley Trust Company, and held units in the Modine Company Stock Master Trust Fund. Marshall & Ilsley acts as the Plan Trustee, and Modine Manufacturing Company acts as the Plan Administrator. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

12.Reconciliation of Financial Statement to Form 5500
   --------------------------------------------------

   The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                 December 31, 2001      December 31, 2000
                                 -----------------      -----------------
   Net assets available for
     benefits per the
     financial statements           $      --             $5,373,242
   Amounts allocated to
     withdrawing Participants              --                 (9,414)
                                    ---------             ----------
   Net assets available
     for benefits per the
     Form 5500                      $      --             $5,363,828
                                    =========             ==========

   --------------------------------------------------

   The following is a reconciliation of benefits paid to Participants per the financial statements to the Form 5500:

                                                        Year Ended
                                                    December 31, 2001
                                                    -----------------
   Benefits paid to Participants per the
     financial statements                                $392,087
   Add:  Amounts allocated to withdrawing
     Participants at December 31, 2001                         --
   Less:  Amounts allocated to withdrawing
     Participants at December 31, 2000                     (9,414)
                                                         --------
   Benefits paid to Participants per the
     Form 5500                                           $382,673
                                                         ========

   Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

13.Plan Merger
   -----------

   Effective December 31, 2001 the Modine 401(K) Retirement Plan for Hourly Union Employees was merged into the Modine 401(K) Retirement Plan for Hourly Non-Union Employees. Accordingly, all assets were transferred from the former Modine 401(K) Retirement Plan for Hourly Union Employees to the Modine 401(K) Retirement Plan for Hourly Non-Union Employees on December 31, 2001. Marshall & Ilsley Trust Company serves as the trustee for both the former Modine 401(K) Retirement Plan for Hourly Union Employees as well as the Modine 401(K) Retirement Plan for Hourly Non-Union Employees.

                      SUPPLEMENTAL SCHEDULE


                          MODINE 401(K) RETIREMENT PLAN
                           FOR HOURLY UNION EMPLOYEES
            Schedule H, Line 4j - Schedule of Reportable Transactions
                      for the year ended December 31, 2001


                    (a)                (b)                (c)            (d)          (g)           (h)         (i)
                                  Description of                                                  Current
                                     of Asset                                                    Value of      Net
                                 (include interest                                               Asset on      Gain
                Identity of      rate and maturity                     Selling        Cost      Transaction     or
                Party Involved   in case of a loan   Purchase Price     Price       of Asset       Date       (Loss)
                --------------   -----------------   --------------    -------     ----------   ----------    ------
Purchases of
  investments:
               The Vanguard      Vanguard Index      $558,493 (54)                 $558,493     $558,493      $  --
               Group             Trust 500
                                 Portfolio Fund

               Modine            Modine               939,525 (51)                  939,525      939,525         --
               Manufacturing     Manufacturing
               Company           Company Stock
                                 Master Trust Fund


(A) Columns E and F, Lease rental and Expense incurred with transactions respectively, are omitted, as they are not applicable.

(B) The figures in parentheses indicate the number of transactions in total series. A single transaction is reported as part of a series of transactions, whenever possible.


EXHIBITS TO ANNUAL REPORT ON FORM 11-K


The exhibits listed below are filed as part of this Annual Report on Form 11-K. Each exhibit is listed according to the number assigned to it in the Exhibit Table of Item 601 of Regulation S-K.


Exhibit
Number      Description
-------     -----------

   4 Modine 401(k) Retirement Plan for Hourly Union Employees (Incorporated by reference to Exhibits 99(a) and (b) to the companies filing of Form S-8 dated October 26, 1998 and October 20, 2000).

  23        Consent of Independent Accountants, filed herewith.

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee which administers the Plan have duly caused this annual report to be signed by the undersigned hereunto duly authorized.



                              MODINE 401(K) RETIREMENT PLAN
                              FOR HOURLY UNION EMPLOYEES


June 24, 2002                 DAVE B. SPIEWAK
-------------                 -------------------------------------
                              Committee Member - Dave B. Spiewak



                              ROGER L. HETRICK
                              -------------------------------------
                              Committee Member - Roger L. Hetrick



                              DEAN R. ZAKOS
                              -------------------------------------
                              Committee Member - Dean R. Zakos